Cytonics Corporation



ANNUAL REPORT

658 W. Indiantown Road

Jupiter, FL 33458

(561) 575-4451

https://cytonics.com/

This Annual Report is dated April 26, 2024.

BUSINESS

Cytonics Corporation ("Cytonics" or the "Company") is a biopharmaceutical company developing novel therapies for osteoarthritis and other inflammatory diseases. Founded in 2006 by a board-certified orthopedic surgeon and prolific researcher, the company is on a mission to disrupt the regenerative medicine field with its proprietary and innovative biologic therapies for osteoarthritis.

If approved by the FDA, we believe Cytonics' novel treatment for osteoarthritis, CYT-108, will be the first and only therapy that targets the root cause of osteoarthritis. CYT-108 actually reverses the effects of the disease by repairing cartilage damage and restoring joint health.

Business Model

We are an early-stage biotechnology research and development company with an FDA-approved therapy in the market. This medical device, called the Autologous Protease Inhibitor Concentrate system ("APIC" for short), purifies out a therapeutic blood protein called A2M. When injected into the joint, A2M inhibits the destructive enzymes that chew up the protective cartilage, thereby promoting cartilage regeneration and encouraging joint restoration. Since 2015, APIC therapy has treated over 8,000 patients and serves as clinical proof that A2M is an effective treatment for osteoarthritis. Now, we are leveraging the power of A2M to create a "super A2M" - a genetically modified version of the naturally occurring blood protein that has enhanced efficacy and global commercial potential.

Called "CYT-108," this lead drug candidate has been shown to be up to 4x more effective than the natural A2M in preclinical studies and is on the verge of a first-in-human Phase 1 clinical trial. We dedicate all of our resources to the development of CYT-108 and run a very lean operation (-70% of all investor dollars and revenue is spent on research and development).

Once we have clinical data in hand, we will be in an advantageous position to align with a strategic partner and/or license the development rights to a larger pharmaceutical company. Our investors will realize a return on their investment when we either (1) sell the entire company in a private acquisition, or (2) publicly list Cytonics' stock ahead of a developmental licensing agreement with a strategic partner.

Cytonics Corporation was initially organized as Gamma Spine, Inc., a Florida corporation on July 19, 2006, and changed its name to Cytonics Corporation on April 20, 2007.

Previous Offerings

Name: Series C Preferred Stock

Type of security sold: Equity

Final amount sold: $1,738,265.00

Number of Securities Sold: 737,334

Use of proceeds: Phase 1 clinical trial for osteoarthritis

Date: April 15, 2023

Offering exemption relied upon: Regulation CF

Name: Series C Preferred Stock

Type of security sold: Equity

Final amount sold: $2,843,709.00

Number of Securities Sold: 1,393,005

Use of proceeds: Phase 1 clinical trial for osteoarthritis.

Date: October 20, 2022

Offering exemption relied upon: Regulation CF

Name: Series C Preferred Shares

Type of security sold: Equity

Final amount sold: $650,000.00

Number of Securities Sold: 282,609

Use of proceeds: GMP drug manufacturing.

Date: October 26, 2022

Offering exemption relied upon: 506(c)

Name: Series C Preferred Shares

Type of security sold: Equity

Final amount sold: $4,729,700.00

Number of Securities Sold: 2,364,850

Use of proceeds: Preclinical studies

Date: June 29, 2021

Offering exemption relied upon: Regulation A+

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

During the year ended December 31, 2023, the Company sustained a net loss of $1,946,860 and had net cash used in operating activities of $1,716,143. As of December 31, 2023, the Company had an accumulated deficit of $24,699,041.

These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

The majority of our operating expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

R&D expense 2023: $1,497,236

R&D expense 2022: $2,057,466

R&D expenses decreased slightly due to reduced manufacturing costs.

The Company recognizes revenues from licensing and royalty fees received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts.

Revenue 2023: $417,500

Revenue 2022: $405,000

Revenues did not change significantly from the prior year.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such a time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity.

Historical results and cash flows:

The Company is currently in the research and development stage of its biopharmaceutical drug development activities and is revenue-generating for its medical device. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because biopharmaceutical development is very capital-intensive and the month-to-month variance in expenses is high and dependent on the stage of research and development. The cost of drug manufacturing and clinical trial research will increase as the company advances through Phase 1-2 clinical studies. Historically, cash has been primarily generated through the sale of equity investments and from royalties generated by medical device sales. The Company's goal is to develop their lead drug candidate for osteoarthritis, CYT-108, through Phase 1 and 2 clinical trials before selling the company's intellectual property portfolio to a large pharmaceutical company or licensing the development and sales rights to a partner. The cost of a Phase 2 clinical trial is significantly more expensive than a Phase 1, and the Company may need to align with a strategic partner to co-sponsor the study.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $602,933.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note Holders

Amount Owed: $245,000.00

Interest Rate: 15.0%

Maturity Date: December 20, 2025

The Company issued convertible notes having an aggregate face value of $245,000, which mature in 2 years from issuance and bear 15% interest per annum. Upon the completion of a successful Qualified Equity Financing of $2M or more of gross proceeds, the convertible notes and Full Interest convert into Equity Securities at a 20% discount to the Equity Securities share price. Maturity Date varies from October 30, 2025 to December 20, 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gaetano Scuderi

Gaetano Scuderi's current primary role is with Palm Beach Spine and Sport. Gaetano Scuderi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chairman of the Board (Full Time)

Dates of Service: July, 2006 - Present

Responsibilities: Dr. Scuderi is involved in shareholder relations, recruiting talent, providing expert medical advice, and designing clinical studies. Dr. Scuderi does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Palm Beach Spine and Sport

Title: Orthopaedic Surgeon

Dates of Service: December, 2012 - Present

Responsibilities: Board-certified orthopaedic surgeon

Name: Joey Bose

Joey Bose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & President

Dates of Service: May, 2018 - Present

Responsibilities: Mr. Bose is responsible for the day-to-day operations of the company, raising capital and managing all of the employees and service providers in pursuance of the Phase 1 clinical study for CYT-108. Mr. Bose currently receives salary compensation of $204K for this role with a $100K milestone bonus schedule and 434K Common Stock Options.

Name: Tracy Goeken

Tracy Goeken's current primary role is with Linical. Tracy Goeken currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (Part Time)

Dates of Service: November, 2020 - Present

Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. Goeken's experience managing clinical trials gives Cytonics the expertise necessary to design and conduct Phase 1 and 2 studies. Tracy does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Aventusoft

Title: Medical Advisory Board Member

Dates of Service: December, 2019 - Present

Responsibilities: Provide medical advice and strategy to organization in an advisory capacity

Other business experience in the past three years:

Employer: BioFlorida

Title: Board of Directors

Dates of Service: March, 2022 - Present

Responsibilities: Provide strategic and operational oversight to BioFlorida

Other business experience in the past three years:

Employer: Keiser University

Title: Advisory Board Member, Biomedical Sciences

Dates of Service: November, 2020 - December, 2021

Responsibilities: Provide strategic and operational support to the Biomedical Sciences educational division.

Other business experience in the past three years:

Employer: Linical

Title: Chief Medical Officer

Dates of Service: January, 2018 - Present

Responsibilities: Builds and maintains an "organizational culture" of Quality within the organization. Provides strategic leadership and management to the organization that mirrors the adopted mission and core value of the company.

Name: Gordon Ramseier

Gordon Ramseier's current primary role is with BCI Life Science Advisors. Gordon Ramseier currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (Part Time)

Dates of Service: March, 2009 - Present

Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Mr. Ramseier's experience as a biotech consultant provides Cytonics with the experience necessary to identify licensing opportunities for its drug assets.

Other business experience in the past three years:

Employer: BCI Life Science Advisors

Title: President

Dates of Service: January, 2019 - Present

Responsibilities: Provide consulting services on a part time basis

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Gaetano Scuderi

Amount and nature of Beneficial ownership: 6,453,384

Percent of class: 22.4

RELATED PARTY TRANSACTIONS

Name of Entity: Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD

Relationship to Company: Director

Nature / amount of interest in the transaction: All three independent Directors (Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD) were granted 50,000 common stock options each in January 2023.

Material Terms: These stock options were granted as compensation for their services. The options vested over 12 months, have a 5-year expiration, and are exercisable at $2.00 per share.

Name of Entity: Lewis Hanna, PhD

Relationship to Company: Officer

Nature / amount of interest in the transaction: Professional fees in the amount of $29,000 were paid to Lewis Hanna, PhD (Chief Scientific Officer).

Material Terms: These fees are related consulting services provided to the Company during the year 2023.

Name of Entity: Joey Bose

Relationship to Company: Officer

Nature / amount of interest in the transaction: Mr. Bose was granted 434,000 common stock options in January 2023.

Material Terms: These stock options were granted as compensation for his services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

OUR SECURITIES

The company has authorized Common Stock, Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,418,143 of Series C Preferred Stock .

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,241,391 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

In 2018, the Company effected a 2-1 forward stock split of common stock and common stock equivalents.

Initial Preferred Stock

The amount of security authorized is 150,000 with a total of 150,000 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

One share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 360,000 common stock equivalents generated from the conversion of Initial Preferred Stock, on a fully-diluted basis.

Dividends: The holders of Initial Preferred Stock shall participate in all dividendsand other distributions that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock has been converted into Common Stock.

Liquidation: Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (ili) a reorganization of the Corporation required by any court or administrative body in order ot comply with any provision of law each of the events referred to ni clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid ni full ni cash with respect ot each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price".

Conversion: Holders of Initial Preferred Stock have the right to voluntarily convert their shares into Common Stock at any time without additional cost, at a conversion ratio of one to 2.4, meaning each share of Initial Preferred Stock converts into 2.4 shares of Common Stock, with adjustments to this ratio possible in certain circumstances.
Voting: Holders of Initial Preferred Stock have the right to vote with Common Stock holders as a single class on all matters presented to shareholders. The number of votes per share of Initial Preferred Stock is equivalent to the maximum number of Common Stock shares it can be converted into, with fractional votes rounded to the nearest whole number and no cumulative voting allowed.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 1,500,000 with a total of 563,690 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series A Preferred Stock converts into two shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 1,127,380 common stock equivalents generated from the conversion of Series A Preferred Stock, on a fully-diluted basis.

Dividends: Holders of Series A Preferred Stock participate in dividends and distributions declared on Common Stock as if their shares were converted into Common Stock, except for stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, Series A Preferred Stock holders are entitled to be paid an amount equal to the "Series A Purchase Price" in parity with Initial Preferred and Series C Stock holders, after debts and liabilities are settled. If funds are insufficient for full payment, they are distributed proportionally between Initial and Series A Preferred Stock holders.

Voluntary Conversion: Series A Preferred Stock holders can voluntarily convert their stock into Common Stock, with the conversion being effective upon delivery of a conversion notice and surrender of the stock certificates.

Automatic Conversion: Series A Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with accrued unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated, and any fractional share is compensated with cash equivalent to its market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series B Preferred Stock

The amount of security authorized is 6,000,000 with a total of 2,574,868 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series B Preferred Stock converts into two shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 5,149,730 common stock equivalents generated from the conversion of Series B Preferred Stock, on a fully-diluted basis.
Dividends: Series B Preferred Stockholders are entitled to participate in all dividends and distributions declared on Common Stock, as if their shares were converted into Common Stock, excluding stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, after satisfying debts and liabilities and the preferential payments to Initial and Series A and Series C Preferred Stock, Series B Preferred Stockholders are entitled to be paid the "Series B Purchase Price" in full before any Junior Securities. If insufficient funds, payments are made ratably among Series B holders.

Voluntary Conversion: Series B Preferred Stockholders can elect to convert their stock into Common Stock. Conversion is effective upon delivery of a conversion notice and surrender of stock certificates.

Automatic Conversion: Series B Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with all accrued but unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated and compensated in cash equivalent to their market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series C Preferred Stock

The amount of security authorized is 10,000,000 with a total of 5,439,376 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

The total number of common shares outstanding on a fully diluted basis, 26,724,953 shares, includes 10,241,391 shares of Common Stock (4,407,076 shares of issued stock options), 360,000 shares of Initial Preferred Stock, 1,127,380 shares of Series A Preferred Stock, 5,149,730 shares of Series B Preferred Stock, and 5,439,376 shares of Series C Preferred Stock.

One share of Series C Preferred converts into one share of Common Stock. There are 5,439,444 Common Stock equivalents generated from the conversion of Series C Preferred Shares, on a fully-diluted basis.

Dividends: Holders of Series C Preferred Stock participate in dividends on the same basis as if they were Common Stock, except for stock dividends from splits or non-pro-rata repurchases.

Liquidation Preference: In a Liquidation Event, Series C Preferred Stockholders are paid in full in cash before any Junior Securities.

If funds are insufficient, Series C, A, and Initial Preferred Stockholders are paid proportionally.

After satisfying Preferred Stockholders, any remaining net assets are distributed ratably among all classes of stock, treating each Preferred Stock as convertible into Common Stock.

Conversion into Common Stock: Series C Preferred Stock can be voluntarily converted to Common Stock on a one-to-one ratio.

On voluntary conversion, the holder must notify the Corporation and surrender the stock certificates or provide an Affidavit of Loss.

The Corporation issues Common Stock certificates without charge for the converted shares.

Automatic conversion to Common Stock occurs upon a Qualified Public Offering, with all accrued dividends canceled.

No fractional shares are issued upon conversion; instead, cash is paid for the fair market value of fractions.

These preferences do not limit the right to convert Series C Preferred Stock to Common Stock at any time.

A Qualified Public Offering or certain other events can trigger automatic conversion to Common Stock.

More than 50% of Series C Preferred Stockholders can waive liquidation preferences for a sale or reorganization of the Corporation.

Transfer of Shares. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation.

Restriction on Transfer of Stock. A written restriction on the transfer or registration of transfer of capital stock of the Corporation, if permitted by the provisions of the Act, and noted conspicuously on the certificate representing such capital stock, may be enforced against the holder of the restricted capital stock of any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The company's current IP Portfolio includes 22 issued US and international patents with 5 patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed. The Company will be dependent upon third party suppliers and manufacturers Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of their business plan. The Company may not be able to obtain the regulatory approvals necessary to market our products Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The development and commercialization of the Company's products and services are highly competitive It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services. The Company may not be able to obtain the regulatory approvals necessary to market our products Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties. The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both. A majority of the Company is owned by a small number of owners Prior to the Offering the Company's current owners of 20% or more beneficially own up to 25.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series C Preferred Stock. We may not have enough capital as needed and may be required to raise more capital We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Cytonics Corporation

By /s/ *Joey Bose*

    Name: Cytonics Corporation

    Title: CEO & President

Exhibit A

FINANCIAL STATEMENTS

Cytonics Corporation

Consolidated Financial Statements

December 31, 2023 and 2022

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
Cytonics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytonics Corporation and subsidiary (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a net loss of $1,946,860 and net cash used in operations of $1,716,143 for the year ended December 31, 2023. The Company also had an accumulated deficit as of December 31, 2023 of $24,699,041. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

<u>Critical Audit Matters</u>

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock Options

As described in Footnote 3 "Stock-based Compensation Expense", Footnote 6 "2023 Notes" and Footnote 8 "Stock Options" to the financial statements, the Company recorded $321,427 stock compensation expense for compensatory stock option grants in year 2023 and grants in previous years and a $72,217 of a debt discount for stock options issued with debt, to certain employees and debt holders, respectively. The Company had to obtain a valuation of the business which was then allocated to the various classes of capital stock outstanding in order to determine the value of the common stock on the grant dates. This common stock value was then used in a modified Black-Scholes option pricing model to determine the value of the options on the grant or issuance dates.

We identified the valuation of the stock options as a critical audit matter. Auditing management's valuation of stock options involved a high degree of subjectivity.

The primary procedures we performed to address these critical audit matters included (a) reviewed management's process for valuing the business and the stock options, (b) determined whether the valuation method management selected was reasonable by comparing it to generally accepted methodologies for valuing a business and stock options, (c) tested management's valuation of the business and stock options by testing assumptions and data used in the valuation models, and (d) recomputed the stock options valuations. We agreed with management's final conclusions with regard to the stock options valuation.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2023.
Boca Raton, Florida
April 12, 2024

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2023	2022

Assets

Current assets:				
Cash	$	602,933	$	1,166,390
Accounts receivable (net of allowance for doubtful accounts of $0)		120,000		100,000
Prepaid expenses and other current assets		26,532		22,833
Total current assets		749,465		1,289,223
Accounts receivable, non-current, net		76,191		148,753
Deposit		204,531		-
Total assets	$	1,030,187	$	1,437,976

Liabilities and Stockholders' Equity

Current liabilities:				
Accounts payable and accrued expenses	$	295,503	$	247,817
Notes payable, current, net of debt discount of $0 and $3,571, respectively		-		56,429
Total current liabilities		295,503		304,246
Notes payable, net of debt discount of $68,681 and $0, respectively		176,319		-
Total liabilities		471,822		304,246
Commitments and contingencies - See Note 7				
Stockholders' equity:				
Preferred Stock, $0.001 par value; 20,000,000 shares authorized				
Convertible Initial Preferred Stock, $0.001 par value;				
150,000 shares designated, issued and outstanding		150		150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated;				
563,690 and 576,190 shares issued and outstanding, respectively		564		576
Convertible Series B Preferred Stock, $0.001 par value;				
6,000,000 shares designated; 2,574,865 shares issued and outstanding		2,575		2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated;				
5,439,376 and 4,702,042 shares issued and outstanding, respectively		5,440		4,703
Common stock, par value $0.001 per share; 50,000,000 shares authorized;				
10,241,391 and 10,257,042 shares issued and outstanding, respectively		10,241		10,257
Additional paid-in capital		25,219,205		23,867,651
Accumulated other comprehensive income		19,231		-
Accumulated deficit		(24,699,041)		(22,752,181)
Total stockholders' equity		558,365		1,133,730
Total liabilities and stockholders' equity	$	1,030,187	$	1,437,976

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,	
	2023	**2022**
Revenues:		
License and royalty revenues	$ 417,500	$ 405,000
Total revenues	417,500	405,000
Operating expenses:		
Research and development expense	1,497,236	2,057,466
Payroll expense	213,603	315,414
Selling, general and administrative expenses	79,783	103,670
Professional fees	579,738	223,863
Amortization	-	21,894
Impairment loss on intangibles	-	453,456
Total operating expenses	2,370,360	3,175,764
Loss from operations	(1,952,860)	(2,770,764)
Other income (expense):		
Interest income	17,630	11,093
Other income	-	22,001
Interest (expense)	(11,630)	(87,330)
Loss on extinguishment of debt	-	(19,675)
Total other (expense), net	6,000	(73,910)
Net loss before income taxes	(1,946,860)	(2,844,674)
Provision for income taxes	-	-
Net loss	$ (1,946,860)	$ (2,844,674)
Other comprehensive income:		
Foreign currency translation adjustment	19,231	-
Comprehensive loss	$ (1,927,629)	$ (2,844,674)
Net loss per share:		
Basic and diluted	$ (0.19)	$ (0.28)
Weighted average number of common shares outstanding:		
Basic and diluted	10,246,794	10,152,039

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

| | Initial Convertible Preferred Stock | | Series-A Convertible Preferred Stock | | Series-B Convertible Preferred Stock | | Series-C and C-1 Convertible Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Accumulated Deficit | Total |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance - December 31, 2021	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	2,994,557	$ 2,995	10,117,042	$ 10,117	$ 21,092,923	$ -	$ (19,907,507)	$ 1,201,829
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	58,348	-	-	58,348
Stock-based compensation issued with debt	-	-	-	-	-	-	-	-	-	-	54,485	-	-	54,485
Exercise of stock options	-	-	-	-	-	-	-	-	140,000	140	27,860	-	-	28,000
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	1,693,138	1,694	-	-	2,601,051	-	-	2,602,745
Conversion of debt to equity	-	-	-	-	-	-	14,348	14	-	-	32,986	-	-	33,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,844,674)	(2,844,674)
Balance - December 31, 2022	150,000	150	576,190	576	2,574,865	2,575	4,702,042	4,703	10,257,042	10,257	23,867,651	-	(22,752,181)	1,133,731
Common shares issued for services rendered	-	-	-	-	-	-	-	-	9,349	9	10,155	-	-	10,164
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	737,334	737	-	-	947,718	-	-	948,455
Shares given back to Company	-	-	(12,500)	(12)	-	-	-	-	(25,000)	(25)	37	-	-	-
Stock options issued with debt	-	-	-	-	-	-	-	-	-	-	72,217	-	-	72,217
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	321,427	-	-	321,427
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	-	-	19,231	-	19,231
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,946,860)	(1,946,860)
Balance - December 31, 2023	150,000	$ 150	563,690	$ 564	2,574,865	$ 2,575	5,439,376	$ 5,440	10,241,391	$ 10,241	$ 25,219,205	$ 19,231	$ (24,699,041)	$ 558,365

The accompanying notes are an integral part of the consolidated financial statements.

F-7

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2023	**2022**
Cash Flows From Operating Activities:		
Net loss	$ (1,946,860)	$ (2,844,674)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangibles	-	21,894
Amortization of debt discount	7,107	31,239
Impairment loss on intangibles	-	453,456
Stock-based compensation	331,591	58,348
Interest expense	-	237
Loss on extinguishment of debt	-	19,675
Changes in operating assets and liabilities:		
Accounts receivable	52,562	92,440
Prepaid expenses and other current assets	(3,699)	(21,101)
Deposit	(204,531)	-
Accounts payable and accrued expenses	47,687	(304,113)
Net cash used in operating activities	(1,716,143)	(2,492,600)
Cash Flows From Investing Activities:		
Purchases of intangible assets	-	(29,510)
Net cash used in investing activities	-	(29,510)
Cash Flows From Financing Activities:		
Proceeds from issuance of notes payable	-	360,000
Repayments of notes payable - related parties	-	(30,000)
Repayments of notes payable	(60,000)	(240,000)
Proceeds from issuance of convertible notes	245,000	-
Proceeds from issuance of preferred shares, net of offering costs	948,455	2,602,743
Proceeds from exercise of stock options	-	28,000
Net cash provided by financing activities	1,133,455	2,720,743
Effect of exchange rate changes on cash	19,231	-
Net increase (decrease) in cash	(563,457)	198,633
Cash at beginning of year	1,166,390	967,757
Cash at end of year	$ 602,933	$ 1,166,390
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 288	$ 54,000
Cash paid for taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Issuance of stock options with debt	$ 72,217	$ 54,485
Conversion of notes payable along with interest into Series C Preferred Stock	$ -	$ 33,000

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1   NATURE OF BUSINESS

Overview

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2   GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

During the year ended December 31, 2023, the Company sustained a net loss of $1,946,860 and had net cash used in operating activities of $1,716,143. As of December 31, 2023, the Company had an accumulated deficit of $24,699,041. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2023, the Company received proceeds of $948,455, net of direct offering costs, from the sale of Series-C Preferred Shares and $245,000 from the issuance of contingently convertible notes payable.

Management's plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company's ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company's failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management's plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the years ended December 31, 2023 and 2022, the Company recorded a net foreign currency transaction gain of $119 and $0, respectively.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the valuations and useful life of intangible assets, the fair value of stock-based compensation, and stock options issued with convertible notes and notes payable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 825-10, "Financial Instruments" ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2023 and 2022.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Doubtful Accounts

The Company adopted ASC 326 "Financial Instruments – Credit Losses" on January 1, 2023. The Company recognizes an allowance for losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At December 31, 2023 and 2022, no allowance for doubtful accounts relating to the Company's accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current. Non-current account receivables are receivables outstanding and expected to be received after the period of one year and are reflected at their present value using a discount rate of 5%.

Australian Goods and Services Tax ("GST")

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of December 31, 2023 and 2022, the Company was owed $17,514 and $0, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company's intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131, and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which is validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patent applications. The cost of issued patents is capitalized and amortized over the life of the patents, which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patent in development are expensed as they are incurred. The unamortized costs associated with previously capitalized patents that have expired or been abandoned are written off.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. During the year ended December 31, 2022, the Company concluded through its qualitative assessment that there were indicators of impairment. As such, during the year ended December 31, 2022, the Company wrote off the remaining book value of these intangible assets and recorded an impairment expense of $453,456 in the statement of operations. The Company had no impairment of intangible assets for the year ended December 31, 2023.

Revenue Recognition

The Company follows Accounting Standards Codification 606 ("ASC 606"). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

  a. The subsequent sale or usage occurs.
  b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During the year ended December 31, 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. Upon execution of the contract, the Company required a $450,000 nonrefundable license fee, payable in installments over a period of years through 2025, which management believes is probable of collecting. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. As of December 31, 2023, the remaining nonrefundable fee due from the customer was $156,161, of which $80,000 was included in accounts receivable and $76,161, net of a $3,809 discount, was included in accounts receivable, non-current. As of December 31, 2022, the remaining nonrefundable fee due from the customer was $228,753, of which $80,000 was included in accounts receivable and $148,753, net of a $11,247 discount, was included in accounts receivable, non-current.

During the years ended December 31, 2023 and 2022, the Company recognized revenue from license fees and MGRs of $417,500 and $405,000, respectively, which is presented on the statement of operations as license and royalty revenues.

Disaggregation of Revenue Based on Revenue Streams

	For the Years Ended December 31,	
	2023	2022
APIC[1] and VET[2] Royalties	$ 320,000	$ 300,000
Licensing Revenue	97,500	105,000
Total Revenue	$ 417,500	$ 405,000

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[1] APIC stands for Autologous Protease Inhibitor Concentrate
[2] Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company's share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company's historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involves costs associated with (i) entering R&D collaboration agreements with third party contractors to manufacture and develop Cyt-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred. For the years ended December 31, 2023, and 2022, the Company incurred $1,497,236 and $2,057,466, respectively, for research and development activities, which are including in operating expenses in the statements of operations.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Years Ended December 31,	
	2023	**2022**
Options	4,407,076	4,359,876
Convertible preferred shares	12,076,486	11,364,152
Total potentially dilutive shares	16,483,562	15,724,028

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company's policy is to account for interest and penalties relating to income taxes, if any, in "income tax expense" in its consolidated statements of operations and include accrued interest and penalties within "accrued liabilities" in its consolidated balance sheets, if applicable. For the years ended December 31, 2023 and 2022, no income tax related interest or penalties were assessed or recorded.

Reclassifications

Certain reclassifications have been made to the prior years' data to conform to the current year presentation. These reclassifications had no effect on reported income (losses). In particular, amortization of debt discount was reclassified to interest expense.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company's convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 is effective for fiscal years beginning after December 31, 2023. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today's "incurred loss" approach with an "expected loss" model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC's definition, as well as private companies and not-for-profit entities. ASU 2016-13 became effective for the Company on January 1, 2023. The adoption of this update did not have a material impact on the Company's consolidated financial statements and related disclosures.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the company contracted with Southern Star Research ("Southern Star"), an Australian Contract Research Organization ("CRO"), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). The research and development services are expected to be completed in 2025, at which time the deposit shall be utilized to pay any remaining amounts due under the statement of work, with and any remaining deposit returned to the Company. Accordingly, the Company provided Southern Star with a deposit of $204,531, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2023.

NOTE 5 — INTANGIBLE ASSETS

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs as follows:

	Patents
Carrying value at December 31, 2021	$ 445,839
Add: Additions	29,511
Less: Amortization	(21,894)
Less: Impairments	(453,456)
Carrying value at December 31, 2022	$ -

Amortization expense was $0 and $21,894 for the years ended December 31, 2023 and 2022, respectively.

NOTE 6 — NOTES PAYABLE

2022 Notes

During 2022, the Company issued promissory notes in the principal amount of $360,000 (collectively referred to as the "2022 Notes") with applicable interest per annum ranging from 15% to 20%. In connection with the 2022 Notes, the Company issued options to purchase 202,500 shares of Common Stock at an exercise price of $2.00 per share, which was recorded as a debt discount in the amount of $54,485 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the Black Scholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (see Note 8). The debt discount was amortized over the terms of the 2022 notes of one (1) year. During the year ended December 31, 2022, $31,239 of debt discount was amortized to interest expense. During the year ended December 31, 2022, $270,000 of principal was repaid in cash and $30,000 of principal plus accrued interest of $3,000 were converted into 14,348 shares of Series C-1 Preferred Stock. Following the repayments and conversions, $19,675 was recorded as loss extinguishment as a result of the write off of the unamortized debt discount on the debt that was settled during the year and the remaining unamortized debt discount for the 2022 Notes is $3,571 as of December 31, 2022.

The 2022 Notes are due at the earlier of the close of a qualified equity financing or one year from the date of the note ("Maturity Date"). Qualified equity financing is defined as when the Company issues and sells shares of its equity securities to investors prior to the Maturity Date in an equity financing of not less than $1.5 or $2.0 million. Upon Qualified equity financing, the outstanding principal amount plus interest, as if the loan were being repaid on the Maturity Date. (e.g., if the principal amount of the Note is $100,000, then upon a qualified financing the holder shall be repaid $115,000, which is inclusive of all accrued interest of 15%), would be due and payable.

During the year ended December 31, 2023, the remaining principal amount of $60,000 and accrued interest of $9,000 was repaid in cash and the remaining unamortized debt discount of $3,571 was expensed to interest expense.

As of December 31, 2023, and 2022, the outstanding principal on the 2022 Notes was $0 and $56,429, net of debt discounts of $0 and $3,571, and loss on extinguishment of debt of $0 and $19,675, respectively, was recognized. As of December 31, 2023 and 2022, outstanding interest on the 2022 Notes was $0 and $9,000, respectively.

2023 Notes

During 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 (the "2023 Notes") along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method. The 2023 Notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

During the year ended December 31, 2023, the Company amortized $3,536 of debt discount to interest expense in the statements of operations. As of December 31, 2023, the carrying value of the 2023 Notes was $176,319, net of unamortized debt discount was $68,681.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2023, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations and there are no proceedings in which any of the Company's directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company's interest.

Australian Tax Credit

The Company's subsidiary operating in Australia incurs expenditures for research and development. Accordingly, the Company may apply for cash reimbursement of the total research and development (R&D) expenses incurred in Australia under the Australian government's Research and Development Tax Incentive (RDTI) program. The RDTI program helps companies innovate and grow by offsetting some of the costs of eligible R&D, which includes, but is not limited to, drug manufacturing and clinical trial costs. During the year ended December 31, 2023, $157,859 of R&D expense was incurred by the Australian subsidiary. Under the RDTI program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash. In order to qualify for the maximum reimbursement, the Company plans to remain in compliance with applicable Australian tax laws and has contracted with an Australian tax and accounting specialist, Prime Financial, who manages the accounting and tax filings for our Australian subsidiary. The Company plans to file for reimbursement under the RDTI program in June 2024. As the

Company's initial filing under the RDTI program has not yet been filed, no receivable has been recorded and this remains a gain contingency.

NOTE 8 — STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

During 2022, one of the stock option holders that participated in the 2021 Series C Preferred Stock Offering exercised the option to convert 140,000 stock options into 140,000 Common Shares for an exercise price of $0.20 per share totaling $28,000.

In January 2023, 9,349 shares of Common Stock, having a fair value of $10,164, were issued to a consultant for services rendered.

In March 2023, a stockholder contributed 25,000 shares of Common Stock back to the Company, resulting in an increase in additional paid-in capital of $25 and a corresponding decrease in Common stock.

On December 31, 2023, and 2022, the Company had 10,241,391 and 10,257,042 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2023, and 2022, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In March 2023, a stockholder contributed 12,500 shares of Convertible Series A Preferred (Series A Preferred) back to the Company, resulting in an increase in additional paid-in capital of $12 and a corresponding decrease in Common stock.

As of December 31, 2023, and 2022, the Company had 563,690 and 576,190 shares, respectively, of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,254,760 and $2,304,760 in aggregate as of December 31, 2023 and 2022, respectively). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2023 and 2022, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the year ended December 31, 2022, the Company initiated a Series C Preferred Stock Offering (the "2022 Offering") which resulted in gross proceeds in excess of $3,700,000. The Company issued 1,693,138 shares of Series C Preferred Stock (Series C Preferred) for: (a) $1.84 per share for subscriptions received no later than April 22, 2022, (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022, and (c) $2.30 per share for subscriptions received after April 29, 2022, or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. The 2022 Offering generated $2,616,205 of proceeds, net of $291,073 direct attributable equity issuance costs, $13,463 of previously deferred offering costs and $837,980 for costs for digital and marketing expenses incurred to raise such capital from the offering. Upon completion of the 2022 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

During the year ended December 31, 2022, the Company issued an aggregate of 14,348 shares of Series C Preferred to two investors in exchange for 2022 convertible promissory notes at $2.30 per share, or $33,000 (See Note 6).

During the year ended December 31, 2023, the Company initiated a Series C Preferred Stock Offering (the "2023 Offering") which resulted in gross proceeds of $1,695,868. The Company issued 737,334 shares of Series C Preferred Stock for $2.30 per share. The 2023 Offering generated $948,455 of proceeds, net of $120,302 for directly attributable brokerage costs and $627,111 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2023 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital. Refer to subsequent events (See Note 12) for additional investment obtained after the year end.

As of December 31, 2023 and 2022, the Company had 5,439,376 (4,932,260 Series C and 507,116 Series C-1) and 4,702,042 (4,194,926 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding, respectively.

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective "Series C Purchase Price"). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($9,864,520 and $8,389,852 in aggregate as of December 31, 2023 and 2022, respectively). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan (the "2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan (the "2018 Plan"), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2022, the Company granted options to board directors to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.237 per stock option, which vested 37,500 per quarter and are exercisable over five years. In June 2022, debt holders were given options to purchase an aggregate of 202,500 shares of Common Stock at an exercise price of $2.00 per share that were fully vested on issuance and are exercisable over five years (see Note 6). Stock compensation expenses for non-debt related grants during the year ended December 31, 2022 was $58,348.

In January 2023, the Company granted options to three board directors to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.501 per stock option, which vested 12,500 per quarter (fully vested as of December 31, 2023) and are exercisable over five years. In June 2023, the Company granted options to its Chief Executive Officer to purchase an aggregate of 434,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.515 per stock option, which vested immediately and are exercisable over five years.

In October 2023 through December 2023, debt holders were given options to purchase an aggregate of 245,000 shares of Common Stock at an exercise price of $2.30 per share that were fully vested on issuance and are exercisable over five years (see Note 6). Stock compensation expenses for non-debt related grants during the year ended December 31, 2023 was $321,427.

On December 31, 2023, the Company had options outstanding to purchase 4,407,076 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $2.30 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Years Ended December 31,	
	2023	**2022**
Expected Volatility	89.6% - 97.0%	98.1%
Expected Term	2.5 years	1.5 years
Risk-Free Rate	4.33% - 5.07%	2.48%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Intrinsic Value	
Outstanding, December 31, 2021	5,811,110	$	1.10			
Granted	352,500	$	2.00			
Exercised	(140,000)	$	0.20			
Forfeited/Expired	(1,663,734)	$	1.48			
Outstanding, December 31, 2022	4,359,876	$	1.06			
Granted	829,000	$	2.09			
Exercised	-		-			
Forfeited/Expired	(781,800)	$	1.30			
Outstanding, December 31, 2023	4,407,076	$	1.28	2.1	$	1,408,066
Exercisable, December 31, 2023	4,336,276	$	1.27	2.1	$	1,408,066

The following table summarizes stock option information at December 31, 2023:

	Options Outstanding				Options Exercisable		
Exercise Price	Outstanding Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Exercisable Number of Options		Weighted Average Exercise Price
$0.05	800,000	$	0.05	Indefinite	800,000	$	0.05
$0.38	629,276	$	0.38	Indefinite	629,276	$	0.38
$0.57	159,000	$	0.57	0.3	159,000	$	0.57
$1.00	440,000	$	1.00	3.8	440,000	$	1.00
$2.00	2,133,800	$	2.00	3.0	2,063,000	$	2.00
$2.30	245,000	$	2.30	4.9	245,000	$	2.30
	4,407,076	$	1.28	2.1	4,336,276	$	1.27

The aggregate intrinsic value of outstanding stock options was $1,408,066, based on options with an exercise price less than the fair value of the Company's common stock price of $1.0919 per share as of December 31, 2023, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the years ended December 31, 2023 and 2022 was $321,427 and $58,348, respectively. As of December 31, 2023, the Company had $11,399 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 0.38 years.

NOTE 9 — INCOME TAXES

The Company's provision (benefit) for income taxes consists of the following United States federal and state components:

	For the Years Ended December 31,	
	2023	**2022**
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	386,566	918,530
State	107,136	254,569
	493,702	1,173,099
Change in valuation allowance	(493,702)	(1,173,099)
Income tax provision (benefit)	$ -	$ -

The deferred tax expense (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amounts of temporary differences, net operating loss carryforwards and changes in tax rates during the year. The Company's deferred tax assets and liabilities are comprised of the following:

	December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryforwards	$ 4,068,416	$ 3,855,965
Stock options	507,809	434,779
Tax credits	263,834	263,834
Amortization	834,772	626,551
Total deferred tax assets	5,674,831	5,181,129
Deferred tax liabilities:		
Other	-	-
Total deferred tax liabilities	-	-
Valuation allowance	(5,674,831)	(5,181,129)
Total deferred tax assets (liabilities)	$ -	$ -

As of December 31, 2023 and 2022, the Company had U.S. federal net operating loss carryforwards of approximately $16.1 million and $15.2 million, respectively, of which $7.5 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company's U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the "Code") imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company's net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company's net operating loss carryforwards may expire unutilized.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the "Code") Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL's would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresse7s the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company's tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company's effective tax rate are as follows:

	For the Years Ended December 31,	
	2023	**2022**
Income taxes at the US federal statutory rate	21.00%	21.00%
State tax rate, net of federal benefit	4.34%	5.65%
Permanent differences	0.00%	6.29%
Change in tax rate	0.00%	8.59%
Prior year adjustments	0.01%	-0.28%
Change in valuation allowance	-25.35%	-41.25%
Income tax provision (benefit)	0.00%	0.00%

NOTE 10 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. The Company also has cash deposits in Australia, which are insured up to 250,000AUD. On December 31, 2023, and 2022, the Company's cash balances were in excess of federally insured amounts by $349,538 and $929,694, respectively.

Concentration of Revenues

For the year ended December 31, 2023 and 2022, the following customers accounted for more than 10% of the Company's net revenues:

	For the Year Ended December 31,	
	2023	**2022**
Customer 1	57.5%	59.3%
Customer 2	42.5%	40.7%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of December 31, 2023 and 2022, one customer accounted for 100% of the Company's consolidated accounts receivable.

NOTE 11 — RELATED PARTY TRANSACTIONS

In June 2022, Gaetano Scuderi, MD (Founder and Chairman) loaned the Company money in exchange for a convertible promissory note in the principal amount of $25,000, with a maturity date of one (1) year. As additional consideration, the noteholder was issued 5-year stock options to purchase 12,500 shares of Common Stock at a purchase price of $2.00 per share.

During September 2022, Mr. Joey Bose, Chief Executive Officer and President, loaned the Company money in exchange for a convertible promissory note in the principal amount of $30,000, bearing 15% interest per annum, with a maturity date of one (1) year. As additional consideration, the noteholder was issued 5-year stock options to purchase 15,000 shares of Common Stock at a purchase price of $2.00 per share.

Both principal and accrued interest on the aforementioned notes was repaid during the year ended December 31, 2022. Thus, no related party convertible notes balance was outstanding as of December 31, 2022.

NOTE 12 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 12, 2024, the date these financial statements were available to be issued.

In January 2024, the Company issued a convertible promissory note having a face value of $100,000 (the "2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. The 2024 Note bears interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the date of the note.

In January through March 2024, the Company initiated a Series C Preferred Stock Offering (the "2024 Offering") which resulted in gross proceeds of approximately $2.11 million, the Company issued 1,440,516 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2024 Offering generated $2.11 million of proceeds, net of approximately $129,000 direct attributable equity issuance costs, and approximately $226,000 for costs for digital and marketing expenses incurred to raise such capital from the offering. Upon completion of the 2024 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

CERTIFICATION

 I, Joey Bose, Principal Executive Officer of Cytonics Corporation, hereby certify that the financial statements of Cytonics Corporation included in this Report are true and complete in all material respects.

Joey Bose

CEO & President